UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number:

001-37482

Kraft Foods Group, Inc. Thrift Plan
(Full title of the plan)

THE KRAFT HEINZ COMPANY
One PPG Place
Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive offices)

KRAFT FOODS GROUP, INC. THRIFT PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2015
TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5
Notes to Financial Statements	6

Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year) at December 31, 2015	15

Signatures	16

Exhibit:
23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administration Board of The Kraft Heinz Company and
the Participants of the Kraft Foods Group, Inc. Thrift Plan
The Kraft Heinz Company
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Kraft Foods Group, Inc. Thrift Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Kraft Foods Group, Inc. Thrift Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Oak Brook, Illinois
June 22, 2016

/s/ Crowe Horwath LLP

KRAFT FOODS GROUP, INC. THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2015 and 2014
(in thousands)

	2015	2014
Investments:
Investment in Master Trust at fair value (Notes 2 and 3)	$2,968,333	$3,166,244
Investment in Master Trust at contract value (Notes 2 and 3)	688,753	778,243
Total investments	3,657,086	3,944,487

Receivables:
Employer contribution receivable	1,437	2,116
Participant contribution receivable	1,775	3,211
Notes receivable from participants	36,384	40,710
Total receivables	39,596	46,037

Net assets available for benefits	$3,696,682	$3,990,524

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GROUP, INC. THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2015
(in thousands)

2015
Additions to net assets attributed to:
Net investment income from Master Trust (Notes 2 and 3)	$177,918
Interest from notes receivable from participants	1,246
Employer contributions	61,104
Participant contributions	98,156
Total additions	338,424
Deductions from net assets attributed to:
Distributions and withdrawals	(625,425)
General and administrative expenses	(6,824)
Total deductions	(632,249)
Decrease in net assets available for benefits before transfers	(293,825)

Transfer out to the Kraft Foods Group, Inc. TIP Plan	(17)
Decrease in net assets available for benefits after transfers	(293,842)
Net assets available for benefits:
Beginning of year	3,990,524
End of year	$3,696,682

The accompanying notes are an integral part of these financial statements.

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements

1.	Description of the Plan:
General:
The Kraft Foods Group, Inc. Thrift Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from the Company (as defined below). Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”).
On July 2, 2015, through a series of transactions, The Kraft Heinz Company consummated the merger of Kraft Foods Group, Inc. with and into H.J. Heinz Company, a wholly-owned subsidiary of H.J. Heinz Holding Corporation (“Heinz”) (the “2015 Merger”). Prior to the 2015 Merger, the Management Committee for Employee Benefits of Kraft Foods Group, Inc. was responsible for plan design. The Plan vested the Kraft Foods Group, Inc. Administrative Committee with authority to control and manage the non-investment operations of the Plan. The Kraft Foods Group, Inc. Benefits Investment Committee was responsible for selecting the investment options, appointing investment managers and monitoring the performance of the investment options.
At the closing of the 2015 Merger, Heinz was renamed The Kraft Heinz Company (“Kraft Heinz”) and H.J. Heinz Company changed its name to Kraft Heinz Foods Company (“Kraft Heinz Foods” and, together with Kraft Heinz and their subsidiaries, the “Company”). Upon the closing, Kraft Heinz Foods assumed sponsorship of the Plan and the Employee Benefits Administration Board of Kraft Heinz (“EBAB”) assumed responsibility for the day-to-day administration and investment operations of the plan. EBAB is responsible for plan design, selecting the investment options in which participants elect to invest their Plan accounts, appointing investment managers to manage one or more of the investment options and monitoring the performance of the investment options. The Plan also vests EBAB with authority to control and manage the non-investment operations of the Plan.
Contributions:
Participant Contributions:
Eligible salaried and hourly non-union employees of the Company can make voluntary, tax-deferred and/or after-tax contributions to the Plan.
Participants may make tax-deferred and after-tax contributions up to 15% of their compensation (with the exception of employees hired after December 31, 2008 with compensation of $180,000 or more who are subject to a 10% contribution limit).
Participants who were age 50 or older by the end of the Plan year were eligible to make tax-deferred catch-up contributions up to $6,000 for 2015. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $18,000 for 2015.

Automatic Enrollment and Escalation:
The Plan includes a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 6% tax-deferred contribution rate for 2015 and a 3% tax-deferred contribution rate for 2014, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. The default investment option is a Target Date Fund that corresponds with the participant's projected retirement date, based on his or her birth year. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs with the first payroll period in April of each year, and participants may decline these rate increases or elect a different rate.

Employer Matching Contributions:
Eligible employees receive matching contributions from the Company (the “Kraft Heinz Matching Contributions”) based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of 6% of a participant’s eligible compensation (“Match-Eligible Contributions”). The Kraft Heinz Matching Contributions percentage is 100% of

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

each participant’s Match-Eligible Contributions that do not exceed 1%, plus 70% of each participant’s Match-Eligible Contributions from 2% through 6%.

Employer Basic Contribution:
Eligible salaried and hourly non-union employees of the Company hired after December 31, 2008, who are not eligible to participate in the Kraft Foods Group, Inc. Retirement Plan or the Kraft Foods Group, Inc. Hourly Retirement Plan, automatically receive a basic contribution equal to 4.5% of the employee’s eligible compensation (the “Kraft Heinz Basic Contributions”).
Participant Accounts and Investment Options:
Each participant’s Plan accounts may include a Kraft Heinz Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for participants hired after December 31, 2008, a Kraft Heinz Basic Contributions account. The participant's accounts are credited with the participant’s contributions, the Kraft Heinz Matching Contributions, the Kraft Heinz Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates. The participant's accounts are charged with his or her withdrawals and an allocation of administrative expenses. Each participant directs the investment of his or her account to any of the investment options available under the Plan. Alternatively, participants can elect to have Financial Engines direct the investment of his or her account.
In 2014, participant account balances in the Target 2015 Fund were transferred into the Target Retirement Fund after the close of business on November 14, 2014 as the Target 2015 Fund approached its target year.
Prior to the 2015 Merger, one of the Plan’s investment options was the Kraft Foods Stock Fund, which invested in Kraft Foods Group, Inc. common stock (“Kraft Common Stock”) and cash. Effective as of the 2015 Merger, the Kraft Foods Stock Fund was renamed the Kraft Heinz Stock Fund, which invests in Kraft Heinz common stock and cash. In the 2015 Merger, all outstanding shares of Kraft Common Stock were converted into the right to receive, on a one-for-one basis, shares of Kraft Heinz common stock. Deferred shares and restricted shares of Kraft Foods Group, Inc. were converted to deferred shares and restricted shares of Kraft Heinz, as applicable. Upon the completion of the 2015 Merger, the Kraft Foods Group, Inc. shareholders of record immediately prior to the closing of the 2015 Merger received a special cash dividend of $16.50 per share.
Employee Stock Ownership Plan:
The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Heinz Stock Fund, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Heinz common stock, to have the portion of the dividend that qualifies as a dividend for U.S. federal income tax purposes paid to them in cash or have the dividend reinvested in additional units of the Kraft Heinz Stock Fund.
Voting Rights:
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The Company is required to ensure the participant receives proxy materials prior to the time the voting rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee (as defined below). The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.
Vesting:
Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account. Each participant is at all times fully vested in his or her share (if any) of dividends paid on the Kraft Heinz Stock Fund (including with respect to the Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions accounts to the extent invested in such funds). A participant will fully vest in the Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions accounts upon attainment of age 65; permanent and total disability or death while employed by the Company; involuntary termination due to a change in control of the Company, or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by the Company, will vest in Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions when he or she completes two years of vesting service.

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions forfeited by terminated participants are used to reduce future Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions to the Plan.
Distributions and Withdrawals:
A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.
Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.
Notes Receivable from Participants:
The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants for the Plan is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account, rollover account and Kraft Heinz Basic Contributions account.
A participant’s notes receivable account equals the unpaid principal balance plus any accrued but unpaid interest. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment.
Master Trust:
Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Heinz Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company (the “Trustee”) serves as the trustee.

2.	Summary of Significant Accounting Policies:
Basis of Presentation:
The financial statements are prepared using the accrual basis of accounting.
Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.
Recent Accounting Pronouncements:
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07 Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU is effective for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years. A reporting entity should apply amendments retrospectively to all periods presented. Early application is permitted. The Company has adopted this ASU as of December 31, 2015 for the Plan's financial statements.
In July 2015, the FASB issued ASU No. 2015-12 Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This ASU reduces the complexity in employee benefit plan reporting. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

representing 5% or more of net assets available for benefits for both participant-directed investments and nonparticipant-directed investments. Additionally, net appreciation or depreciation in investments for the period is no longer required to be disaggregated and disclosed by general type, but should still be presented in the aggregate. Part II also requires that investments of employee benefit plans be grouped only by general type, eliminating the requirement to disaggregate the investments on the basis of nature, characteristics and risk. This ASU is effective for fiscal years beginning after December 15, 2015. A reporting entity should apply the amendments to Parts I and II retrospectively to all periods presented. Early application is permitted. The Company has adopted this ASU as of December 31, 2015 for the Plan's financial statements. The adoption of ASU No. 2015-12 did not have an impact on the Plan's net assets available for benefits at December 31, 2014. However, it did result in the reduction of investments at fair value by $808,184,000 as compared to the amounts reported in the prior year. It also resulted in eliminating the adjustment from fair value to contract value line item by ($29,941,000) and, ultimately, resulted in the recording of assets at contract value for 2014 of $778,243,000.
Risks and Uncertainties:
The Plan and the Master Trust provide for various investment options. Investments, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investments will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.
Valuation of Investments in Master Trust:
Each participating plan holds units of participation in the Master Trust. Net assets, investment income, and administrative expenses, such as Trustee fees and investment management fees relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.
Valuation of the Plan and Master Trust’s Investments:
Investments of the Plan and the Master Trust are reported at fair value with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust with the exception of fully benefit-responsive investment contracts, which are presented at contract value. The guidance establishes a fair value hierarchy which requires the Plan and the Master Trust to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan and the Master Trust has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s and the Master Trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period.
The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.
Common stocks: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

Registered investment company: The fair value of the registered investment company is determined by obtaining a quoted price on a nationally recognized security exchange (level 1 input). The fund invests in other mutual funds that have underlying holdings consisting of large cap U.S. Stocks, and to a lesser extent mid and small cap U.S. Stocks, foreign stocks, a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade corporate bonds, as well as mortgage-backed and asset-backed securities. The Plan does not have an allocable share in the mutual fund.
Collective trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of, or close to, the financial statement date. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. The investments provide daily redemptions by the Plan with no advance notice requirements, and have redemption prices that are determined by the fund’s net asset value per unit as of the redemption date.
Short-term investments: Short-term investments consist of a collective trust. The fair value of the collective trust is based on the net asset value reported by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. The fair value of these investments measured at net asset value is excluded from the fair value hierarchy. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 per unit net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.
Investment Transactions and Investment Income:
Investment transactions of the Plan and the Master Trust are accounted for on the date the purchase or sale is executed (the trade date). Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.
In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Contributions:
Participants’ contributions are recorded in the period in which they are earned. Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions are recorded in the same period that participants’ contributions are recorded.
Distributions and Withdrawals:
Distributions and withdrawals are recorded when paid.
General and Administrative Expenses:
Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.
Plan specific administrative fees such as participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan.

Notes Receivable from Participants:
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

3.	Master Trust Investments:
The Plan had a 92% and a 93% interest in the Master Trust at December 31, 2015 and 2014, respectively.
At December 31, 2015 and 2014 the net assets of the Master Trust were (in thousands):

	2015	2014
Investments at contract value:
Interest income fund	$750,905	$849,956
Investments at fair value:
Collective trusts	2,546,972	2,925,522
Registered investment company	697	643
Kraft Heinz common stock	583,079	—
Kraft Foods Group, Inc. common stock	—	420,391
Short-term investments	59,179	47,599
Total investments, at fair value	3,189,927	3,394,155
Total investments	3,940,832	4,244,111
Receivables:
Pending trades and other	24,325	7,993
Total assets	3,965,157	4,252,104
Liabilities:
Pending trades and other	(10,692)	(7,725)
Net assets	$3,954,465	$4,244,379
Plan’s interest therein	$3,657,086	$3,944,487

The Master Trust’s investment income (loss) for the year ended December 31, 2015 is summarized as follows (in thousands):

Interest and dividends	$38,025
Net appreciation in fair value of investments	156,678
Investment income	$194,703
Plan’s interest therein	$177,918

Assets of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2015 and 2014 are summarized below:

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment company	$697	$—	$—	$697
Kraft Heinz common stock	583,079	—	—	583,079
Total investment assets in the fair value hierarchy	583,776	—	—	583,776
Investments measured at net asset value (a)	—	—	—	2,606,151
Total investment assets at fair value	$583,776	$—	$—	$3,189,927

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in thousands)
Registered investment company	$643	$—	$—	$643
Kraft Foods Group, Inc. common stock	420,391	—	—	420,391
Total investment assets in the fair value hierarchy	421,034	—	—	421,034
Investments measured at net asset value (a)	—	—	—	2,973,121
Total investment assets at fair value	$421,034	$—	$—	$3,394,155

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile to investments at fair value noted in the table in Note 3.

4.	Guaranteed Investment Contracts Held by Master Trust:
The Master Trust holds investments in traditional and synthetic guaranteed investment contracts (“GIC”) as part of the Interest Income Fund investment option.
The traditional GIC provides a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts issued by a third party which are backed by assets owned by the third party. The contract value of the traditional GIC was $20,282,000 at December 31, 2015 and $21,548,000 at December 31, 2014.
The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive investment contracts or wrapper contracts issued by a third party. The portfolio of assets underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, and foreign government bonds in 2015 and 2014. The contract value of the synthetic GICs was $730,623,000 at December 31, 2015 and $828,408,000 at December 31, 2014.
The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC are either agreed to in advance with the issuer or vary based on the agreed upon formulas, but cannot be less than zero.
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, including the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the Code, laws or regulations.
EBAB does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.
Contract issuers are not allowed to terminate any of the above traditional or synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5.	Transactions with Parties-in-Interest:
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

EBAB is not aware of any non-exempt transactions between the Plan and Master Trust and a party-in-interest (as defined by ERISA). The Master Trust had $583.1 million at December 31, 2015 in Kraft Heinz common stock and $420.3 million at December 31, 2014 in Kraft Foods Group, Inc. common stock, which such holdings are exempt from the party-in-interest transaction prohibitions of ERISA. The Master Trust recorded dividend income of $14.3 million and net realized gains of $2.8 million from investments in Kraft Heinz common stock for the period from the 2015 Merger through the year ended December 31, 2015. The Master Trust recorded dividend income of $3.7 million and net realized gains of $240.4 million from investments in Kraft Foods Group, Inc. common stock for the period from January 1, 2015 through the 2015 Merger. The Master Trust invests in collective trusts issued by State Street Bank and Trust Company, the Trustee of the Master Trust and the Plan, and managed by its affiliates; collective trusts issued by The Northern Trust Company, an investment manager, and managed by its affiliates; collective trusts issued by BlackRock Institutional Trust Company, an investment manager, and managed by its affiliates; and a registered investment company managed by The Vanguard Group, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. The Master Trust invests in investment contracts and the fees paid to issuers of the contracts qualify as exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.
Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan.
These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

6.	Plan Termination:
The Board of Directors of Kraft Heinz and EBAB have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Heinz Matching Contributions and Kraft Heinz Basic Contributions accounts.

7.	Tax Status:
By letter dated September 13, 2013, the Internal Revenue Service (“IRS”) determined that the Plan, as amended and in effect as of January 1, 2010, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, EBAB believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. EBAB has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. EBAB believes it is no longer subject to income tax examinations for years prior to 2012.

8.	Reconciliation of Plan’s Financial Statements to Form 5500:
The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Net assets available for benefits per the financial statements	$3,696,682	$3,990,524
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	17,778	29,941
Distributions and withdrawals payable	5,889	5,516
Net assets per the Form 5500	$3,720,349	$4,025,981

Kraft Foods Group, Inc. Thrift Plan
Notes to Financial Statements, Continued

Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
The following is a reconciliation of the decrease in net assets available for benefits before transfer per the financial statements to the net income per the Form 5500 for the year ended December 31, 2015 (in thousands):

Decrease in net assets available for benefits before transfers per the financial statements	$(293,825)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,163)
Change in distributions and withdrawals payable	373
Net loss per the Form 5500	$(305,615)

Supplemental Schedule

KRAFT FOODS GROUP, INC. THRIFT PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
at December 31, 2015
Name of Plan Sponsor: Kraft Heinz Foods Company
Employer Identification Number: 25-0542520
Three Digit Plan Number: 125

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participant loans	Interest rates ranging from 3.25% to 10.50% as of December 31, 2015; Maturity dates of loans range from 01/01/2016 to 12/31/2020	**	$36,384,075
		Total		$36,384,075

*	Indicates a permitted party-in-interest.

**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board of The Kraft Heinz Company, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GROUP, INC. THRIFT PLAN
(Name of Plan)

By
/s/ Shirley Weinstein
Shirley Weinstein
Head of Global Rewards
The Kraft Heinz Company
Date: June 22, 2016